

10030720

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SNC Capital Management Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2908 Parkside Drive - Suite 100
(No. and Street)

Highland Park	Illinois	60035
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chander Wadhwa — (847) 681-8670 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip M. Robbins & Associates
(Name – *if individual, state last, first, middle name*)

2970 Maria Avenue - Suite 216	Northbrook	Illinois	60062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 3 0 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chander Wadhwa swear(or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the of SNC Capital Management Corp., as of December 31, 20 09 are true and correct. I further swear(or affirm) that neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 3/26/10.



"OFFICIAL SEAL"
RAJANI KANDULA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07/09/2011

This report** contains (check all applicable boxes):

	Box	Item	Description
	X	(a)	Facing page.
	X	(b)	Statement of Financial Condition.
	X	(c)	Statement of Income(Lose).
	X	(d)	Statement of Changes in Financial Condition.
	X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	X	(g)	Computation of Net Capital.
	X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(2)		(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 a Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(1)		(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to meth consolidation.
	X	(l)	An Oath or Affirmation.
(1)		(m)	A copy of the SIPC Supplemental Report.
(1)		(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

(1) Not Applicable

(2) Exempt

FINRA

Financial Industry Regulatory Authority

February 23, 2010

Mr. Chander Wadhwa
President
SNC Capital Management Corp.
2908 Parkside Drive – Suite 100
Highland Park, IL 60035

RE: SNC Capital Management Corp.
Firm CRD No. 15548

Dear Mr. Wadhwa:

In reply to your letter dated February 22, 2010, please be advised that your request for an extension of time in which to file the SNC Capital Management Corp. annual audited financial report as of December 31, 2009, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and is hereby granted.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. We expect to be notified immediately if the information provided by you to FINRA is no longer accurate.

Please be aware that failure to file the annual audited financial report as of December 31, 2009 on or before March 31, 2010 could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action. Please contact the undersigned at (312) 899-4685 should you have any questions.

Sincerely,



Thomas E. Shea
Associate Principle Examiner

aw\webba\tomlin\tes\SNC Capital 2009 Annual Audit Extension.doc

First Class Mail and Facsimile to (810) 235-8926

cc: Ms. Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
First Class Mail and Facsimile to (240) 386-5172

Ms. Merri Jo Gillette, Regional Director
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Boulevard, Suite 900
Chicago, IL 60604

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Philip M. Robbins & Associates
Certified Public Accountants

SNC CAPITAL MANAGEMENT CORP.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

INDEX

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

AUDITORS REPORT

March 26, 2010

To The Sole Shareholder
SNC Capital Management Corp.
2908 Parkside Drive
Highland Park, Illinois 60035

We have audited the accompanying statement of financial condition of SNC Capital Management Corp. as of December 31, 2009 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SNC Capital Management Corp.as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:		
Cash in Bank	$ 43,430	
Cash in Money Market Account	2,525	
Commissions Receivable	12,789	
TOTAL CURRENT ASSETS		58,744
PROPERTY AND EQUIPMENT (Note 1):		
Office Furniture and Equipment	$ 3,475	
Less: Accumulated Depreciation	(3,475)	
Total Equipment - Net		- 0 -
OTHER ASSETS:		
Investment in Marketable Securities - At Cost	$ 48,878	
TOTAL OTHER ASSETS		48,878
TOTAL ASSETS		$ 107,622

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Margin Loan	$ 1,549	
TOTAL CURRENT LIABILTIES		1,549
STOCKHOLDER'S EQUITY		
Common Stock, $1.00 Par Value, 100 Shares Authorized and 100 Shares Issued and Outstanding, at Par value	$ 100	
Retained Earnings	105,973	
TOTAL STOCKHOLDER'S EQUITY		106,073
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 107,622

The accompanying notes are an integral part of this statement

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:			
Commissions	$ 407,395		
Service Fees	9,791		
Less: Returned commissions and other refunds	(12,118)	$ 405,068	
Interest Income		118	
Total Revenue			$ 405,186
Expenses:			
Automobile expenses		$ 6,000	
Commissions		329,209	
Dues and regulatory fees		25,278	
Entertainment and meals		2,571	
Franchise taxes, licenses, etc.		436	
Insurance		655	
Legal and accounting fees		3,000	
Office expenses		1,241	
Repairs and maintenance		290	
Rent		6,000	
Seminars		75	
Telephone		3,599	
Utilities		4,754	
Total Expenses			$ 383,108
Income Before Income Taxes			$ 22,078
Illiniois Replacement Taxe:			$ 350
Income After Taxes			$ 21,728
Net Income			$ 21,728

The accompanying notes are an integral part of this statement

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Additional Paid-In Capital	Total
Balance - Beginning	$ 100	$ 76,462	$ 12,006	$ 88,568
Additional Paid-In Capital			-0-	0
Net Income\(Loss)	-0-	21,728	-0-	21,728
Less - Distributions		(4,223)		(4,223)
Balance - Ending	$ 100	$ 93,967	$ 12,006	$ 106,073

The accompanying notes are an integral part of this statement

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income\(Loss)	$ 21,728
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Depreciation	0
(Increase)/Decrease in Commissions Receivable	10,495
Increase/(Decrease) in Accounts Payable	(8,031)
(Increase)/Decrease in Whole Dollar Rounding	0
	24,192
Cash Flows From Financing Activities:	
Purchases of Marketable Securities	(4,223)
	(4,223)
Net Cash Provided/(Utilized) By Operating Activities and Net Increase\(Decrease) in Cash	41,697
Cash at Beginning of Year	25,986
Cash At End of Year	$ 45,955

The accompanying notes are an integral part of this statement

(1) Nature of Business

SNC Capital Management Corp., the "Company" acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies, which is referred to as an "Application Way Basis". No cash is collected by the "Company", nor does it hold any securities for customers. All cash transactions are handled directly between the customer and the registered companies. Because this the nature of the "Comapny's" operations, it is exempt from Rule 15c3-3 and its minimum net capital requirements are $5,000.00.

(2) Summary of Significant Accounting Policies

Income Recognition

Commissions earned on sales of shares of registered investment companies and limited partnerships offerings are recognized on the transaction date as earned.

Money Market Fund Investment

The Money Market Fund investments are carried at market value.

(3) Investment In Marketable Securities

The Company participated in three phases of a private placement, by the National Association Of Securities Dealers, Inc., purchasing 1,100 shares of The NASDAQ Stock Market, Inc. for a total cost of $48,878. This investment is being carried at cost without adjustments.

Date Purchased	Number Of Shares	Cost
May, 2006	300	$8,100.00
December, 2006	200	$6,277.00
December, 2007	600	$30,000.00
June, 2008	100	$4,501.15
Totals	1,200	$48,878.15

However, at December 31, 2009, the market value was $23,784.00 resulting in an unrealized loss of $25,094.00.

(4) Net Capital Requirements

Pursuant to Rule 15c4-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under such Rule. After its first year of operations, the Company must maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined.

Net capital changes from day-to-day, but at December 31, 2009, the Company had net capital and net capital requirements of approximately $106,073 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5) Income Taxes

The Company and its sole shareholder have elected to be an "S" Corporation for Income Tax purposes. Accordingly, no provision for Federal income taxes has been provided in the accompanying financial statements.

(6) Property and Equipment

Capital additions,improvements, and major renewals are stated at cost, while expenditures for maintenance and repairs which do not extend the useful lives of the assets are charged to expense as incurred.

Depreciation is provided for using the Modified Accelerated Cost Recovery System and are applied consistently for both income tax and financial reporting purposes. Current year additions are fully expensed per the Section 179 Expense Deduction.

SNC CAPITAL MANAGEMENT CORP.

DECEMBER 31, 2009

SUPPLEMENTARY SCHEDULES

SNC CAPITAL MANAGEMENT CORP.
FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 106,073
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		106,073
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		$ 106,073
6.	Deductions and/or charges		
	A. Total nonallowable assets from Statement of Financial Condition	$ 0	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - proprietary capital changes		
	D. Other deductions and/or charges - - Mathematic error	902	902
7.	Other (additions) or allowable credits (List)		
	-Unrealized Gain on Marketable Securities Held for Investment		(25,094)
8.	Net capital before haircuts on securities positions		$ 81,881
9.	Haircuts on securities(computed, where applicable, pursuant to 15c3-1:		
	A. Contractual securities commitments	$	
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities -- Money Market Investments --	51	
	-- Market Securities --	3,568	
	D. Undue Concentration		
	E. Other (List)		(3,619)
10.	Net Capital		$ 78,262

See Auditor's Report

SNC CAPITAL MANAGEMENT CORP.
FOR THE YEAR ENDED DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required(6-2/3% of line 19)	$	103
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)		5,000
13. Net capital requirement(greater of line 10 or 12)		5,000
14. Excess net capital (line 10 less 13)		73,262
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	78,262

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	1,549
17. Add:			
A. Drafts for immediate credit			
B. Market value of securities borrowed for which no equivalent value is paid or credited			
C. Other unrecorded amounts (List)			0
19. Total aggregate indebtedness		$	1,549
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	1.98%

See Auditor's Report

SNC CAPITAL MANAGEMENT CORP.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION FOR THE YEAR ENDED DECEMBER 31, 2009

Net capital as reported in the Company's corresponding unaudited FOCUS-Part IIA filing	$	88,568
Net capital as per computation herein		88,568
Difference in Net Capital	$	- 0 - (1)

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

(1) See Page 10 of this Report for the Reconciliation of Net Capital per Audited Financial Statements and Unaudited Focus-Part IIA.

See Auditor's Report

EXEMPTIVE PROVISION UNDER RULE 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which exemption is based (check one only)

A. (k) (1) --- $2,500 capital category as per Rule 15c3-1	____
B. (k) (2)(A) --- "Special Account for the Exclusive Benefit of customers" maintained	X
C. (k) (2)(B) --- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm **PENSON FINANCIAL SERVICES, INC.**	X
D. (k) (3) --- Exempted by order of the Commission	____

See Auditor's Report

SNC CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009 and December 31, 2009	$ -0-

See Auditor's Report

PHILIP M. ROBBINS & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

2970 Maria • Suite 216 • Northbrook, Illinois 60062 • (847)291-9696 • (847)291-0135 fax

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

March 26, 2010

To the Sole Director
SNC Capital Management Corp.

We have examined the financial statements of SNC Capital Management Corp., (the Company) for the year ended December 31, 2009 and have issued our report thereon dated March 26, 2010. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); (ii) in making the quarterly securities examinations, counts verifications and comparisons; and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the board of Governors of the Federal Reserve System; (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as require by Rule 15c3-3; and (v) in complying with the conditions for exemption from Rule 15c3-3. Rule 12a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. The purpose of our study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements, to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5, and with respect to Rule 15c3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

As part of the study and evaluation required by Rule 12a-5, we review the description of the procedures required to be maintained by SNC Capital Management Corp. for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers to determine if those procedures would provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

SNC Capital Management Corp.

The management of SNC Capital Management Corp. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgement by management are required to assess the expected benefits and related costs of control procedures. the objectives of a system are to provide management with reasonable, but not absolute, assurance that the assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the purpose described in the first paragraph above would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of SNC Capital Management Corp. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

Our review of the description of the procedures required to be maintained for obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers for the year ended December 31, 2009, was made for the purposes set forth in the second paragraph above. In our opinion, the procedures appear to provide reasonable assurance of compliance in all material respects with the possession or control requirements of Rule 15c3-3.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Certified Public Accountant

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

PURSUANT TO RULE 17a-5(d) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Philip M. Robbins & Associates

Certified Public Accountants